Exhibit 99.1

E-House Reports Third Quarter 2013 Results

SHANGHAI, China, November 13, 2013 — E-House (China) Holdings Limited (“E-House” or the “Company”) (NYSE: EJ), a leading real estate services company in China, today announced its unaudited financial results for the fiscal quarter ended September 30, 2013.

Third Quarter 2013 Financial and Operating Highlights

•                      Total revenues increased 43% year-on-year to $195.7 million.

•                      Revenues from real estate online services increased 85% year-on-year to $97.4 million (including $51.4 million revenues from real estate e-commerce services, a year-on-year increase of 386%).

•                      Revenues from primary real estate agency services increased 10% year-on-year to $61.4 million.

•                      Revenues from real estate information and consulting services increased 47% year-on-year to $24.3 million.

•                      Non-GAAP(1) income from operations was $36.9 million, a 79% increase from $20.6 million in the third quarter of last year.

•                      Non-GAAP(1) net income attributable to E-House shareholders was $27.6 million, or $0.20 per diluted American depositary share (“ADS”) compared to non-GAAP net loss attributable to E-House shareholders of $7.8 million, or $0.07 loss per diluted ADS, in the third quarter of last year.

First Nine Months 2013 Financial and Operating Highlights

•                      Total revenues increased 54% year-on-year to $475.7 million.

•                      Revenues from real estate online services increased 84% year-on-year to $209.1 million (including $91.3 million revenues from real estate e-commerce services, a year-on-year increase of 523%).

•                      Revenues from primary real estate agency services increased 48% year-on-year to $180.4 million.

•                      Revenues from real estate information and consulting services increased 27% year-on-year to $52.3 million.

•                      Non-GAAP income from operations was $54.5 million, compared to non-GAAP loss from operations of $22.0 million in the first nine months of last year.

•                      Non-GAAP net income attributable to E-House shareholders was $47.2 million, or $0.36 per diluted ADS, compared with non-GAAP net loss attributable to E-House shareholders of $17.8 million, or $0.17 loss per diluted ADS, in the first nine months of last year.

Xin Zhou, co-chairman and CEO of E-House said, “The highlight from the third quarter was the tremendous growth we achieved in our real estate e-commerce business. We initiated the concept of real estate e-commerce in 2011 by making several real estate properties available online for auction in an effort to combine traditional real estate marketing tools with the Internet, and started marketing this e-commerce version 1.0 to our developer clients. We followed up by introducing real estate e-commerce 2.0 in the first half of last year through our “e-coupon” revenue model, which is now widely accepted within the industry. We then launched our e-commerce 3.0 open transaction platform in June of this year, which was quickly met with very positive client feedback. Our focus and efforts in developing our real estate e-commerce business have started to bear fruit.”

(1)  E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS,  and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. See “About Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” below for more information about the non-GAAP financial measures included in this press release.

Mr. Zhou continued, “Product and technological innovation has always been an integral part of our company’s development. Just yesterday, we held the signing ceremony of our strategic cooperation with CITIC Bank Corporation Limited (“CITIC Bank”), through which CITIC Bank will dedicate a RMB50 billion aggregate credit line to homebuyers who use E-House’s e-commerce service. This e-commerce 4.0 platform, which integrates real estate e-commerce with financial services featuring the “Leju Loan” through CITIC Bank, will help to improve the overall purchasing power of homebuyers, increase sales conversion rates and achieve better sales for developers. We believe “Leju Loan” will become another core product after “e-coupon”, and together will enhance our e-commerce competitive strengths.”

Mr. Zhou added, “We recently saw positive trends in China’s economy and the real estate sector. We do realize, however, that there are always uncertainties related to the overall real estate market. As always, we will do our best to adapt to the changing environment and strive to create greater value for our shareholders.”

Bin Laurence, CFO of E-House said, “Thanks to the excellent performance of all of our major business lines, especially the significant growth of our e-commerce business, we were able to deliver strong improvement in our profit margin. We believe there is room for further margin improvement as we maintain our effective cost control and further grow our revenues.”

Third Quarter 2013 Results

Total revenues were $195.7 million, an increase of 43% from $136.6 million for the same quarter of 2012, driven by E-House’s real estate online services, real estate information and consulting services and real estate brokerage services.

Revenues from real estate online services were $97.4 million, an increase of 85% from $52.6 million for the same quarter of 2012, contributed mainly by growth in e-commerce revenues, which reached $51.4 million, an increase of 386% from $10.6 million for the same quarter of 2012.

Revenues from real estate brokerage services were $63.8 million, an increase of 6% from $60.2 million for the same quarter of 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $61.4 million, an increase of 10% from $56.0 million for the same quarter of 2012, driven mainly by an increase in the total transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $2.4 million, compared to $4.2 million for the same quarter of 2012. The decrease was mainly due to the reduction in the number of physical brokerage stores compared to the same period last year as the Company has shifted its secondary real estate focus from offline to online.

Revenues from real estate information and consulting services were $24.3 million, an increase of 47% compared to $16.5 million for the same quarter of 2012, due mostly to a revenue increase in land transaction related consulting fees.

Revenues from other services were $10.2 million, an increase of 41%, from $7.3 million for the same quarter of 2012, due to the revenue increases from both promotional events services and real estate fund management services. Other services include offline real estate advertising services, promotional events services and real estate fund management services.

Cost of revenues was $69.1 million, an increase of 25% from $55.3 million for the same quarter of 2012, primarily due to 1) higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, 2) higher salary expenses for additional editorial staff, and 3) higher costs associated with the increased revenues in offline advertising and promotional event services.

Selling, general and administrative (“SG&A”) expenses were $101.1 million, an increase of 30% from $77.7 million in the same quarter of 2012, primarily due to 1) higher marketing and promotion expenses of real estate online services, 2) higher commissions associated with increased revenue from real estate online services, and 3) higher bonus expenses of both primary real estate agency services and real estate online services associated with increased profit.

Income from operations was $27.0 million, an increase of 357% from $5.9 million for the same quarter of 2012. Non-GAAP income from operations was $36.9 million, an increase of 79% from $20.6 million for the same quarter of 2012.

Net income was $20.6 million, compared to net loss of $20.1 million for the same quarter of 2012. Non-GAAP net income was $29.1 million, compared to net loss of $6.1 million for the same quarter of 2012.

Net income attributable to E-House shareholders was $19.2 million, or $0.14 per diluted ADS, compared to net loss attributable to E-House shareholders of $21.6 million, or $0.18 loss per diluted ADS, for the same quarter of 2012. Non-GAAP net income attributable to E-House shareholders was $27.6 million or $0.20 per diluted ADS, compared to net loss attributable to E-House shareholders of $7.8 million, or $0.07 loss per diluted ADS, for the same quarter of 2012.

First Nine months 2013 Results

Total revenues were $475.7 million, an increase of 54% from $309.9 million for the same period of 2012, driven by growth in all of E-House’s major business lines, namely, real estate online services, real estate brokerage services and real estate information and consulting services.

Revenues from real estate online services were $209.1 million, an increase of 84% from $113.8 million for the same period of 2012, mainly driven by growth in e-commerce revenues, which reached $91.3 million, an increase of 523% from $14.7 million for the same period of 2012.

Revenues from real estate brokerage services were $188.7 million, an increase of 41% from $133.4 million for the same period of 2012. Real estate brokerage services include primary real estate agency services and secondary real estate brokerage services. Revenues from primary real estate agency services were $180.4 million, an increase of 48% from $122.3 million for the same period of 2012, driven increases in the total GFA and transaction value of new properties sold. (See “Selected Operating Data” below for more details on the total GFA and transaction value of new properties sold.) Revenues from secondary real estate brokerage services were $8.3 million, a decrease from $11.1 million for the same period of 2012 due to the reduction in the number of physical brokerage stores compared to the same period last year as the Company has shifted its secondary real estate focus from offline to online.

Revenues from real estate information and consulting services were $52.3 million, an increase of 27% compared to $41.1 million for the same period of 2012, due primarily to revenue increases from information services and land transaction related consulting fees.

Revenues from other services were $25.6 million, an increase of 19% from $21.6 million for the same period of 2012.

Cost of revenues was $190.8 million, an increase of 34% from $142.8 million for the same period of 2012, primarily due to 1) higher salary expenses for additional sales staff and higher commissions associated with increased revenue from primary real estate agency services, and 2) higher editorial staff salaries and fees paid for content and services associated with our real estate online services.

Selling, general and administrative (“SG&A”) expenses were $264.6 million, an increase of 10% from $241.6 million for the same period of 2012, reflecting the Company’s effective cost controls amid a significant increase in total revenues.

Income from operations was $23.0 million, compared to loss from operations of $68.5 million for the same period of 2012. Non-GAAP income from operations was $54.5 million, compared to non-GAAP loss from operations of $22.0 million for the same period of 2012.

Net income was $21.2 million, compared to net loss of $65.6 million for the same period of 2012. Non-GAAP net income was $48.4 million, compared to non-GAAP net loss of $21.5 million for the same period of 2012.

Net income attributable to E-House shareholders was $20.2 million, or $0.15 per diluted ADS, compared to net loss attributable to E-House shareholders of $55.3 million, or $0.54 loss per diluted ADS, for the same period of 2012. Non-GAAP net income attributable to E-House shareholders was $47.2 million or $0.36 per diluted ADS, compared to non-GAAP net loss attributable to E-House shareholders of $17.8 million, or $0.17 loss per diluted ADS, for the same period of 2012.

Cash Flow

As of September 30, 2013, the Company had cash and cash equivalents of $216.0 million. Third quarter 2013 net cash generated in operating activities was $43.6 million, mainly attributable to non-GAAP net income of $29.1 million, an increase in income tax payable and other tax payable of $10.9 million, an increase in other current liabilities of $10.7 million, and an increase in accounts payable of $4.7 million, partially offset by an increase in accounts receivable of $16.5 million. Net cash used in investing activities was $23.3 million, mainly comprised of $9.7 million paid for investment in affiliates, $5.3 million paid for acquisition of new subsidiaries, $4.8 million paid for improvements to a newly leased office building, and $4.0 million paid for the exclusive rights related to the Company’s Baidu agreements. Net cash generated in financing activities was $6.9 million, mainly comprised of $7.4 million proceeds from the exercise of options.

Business Outlook

The Company again raised its fiscal 2013 total revenue guidance to approximately $700 million from the guided amount of approximately $630 million announced last quarter, which would represent an increase of approximately 51% from $462.4 million in 2012. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

E-House’s management will host an earnings conference call on November 13, 2013 at 7:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S./International:	+1-845-675-0437
Hong Kong:	+852-2475-0994
Mainland China:	+86-10-800-819-0121

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is “E-House earnings call.”

A replay of the conference call may be accessed by phone at the following number until November 20, 2013:

International:	+1-646-254-3697
Passcode:	92653668

Additionally, a live and archived webcast will be available at http://ir.ehousechina.com.

About E-House

E-House (China) Holdings Limited (“E-House”) (NYSE: EJ) is China’s leading real estate services company with a nationwide network covering approximately 255 cities. E-House offers a wide range of services to the real estate industry, including online advertising and e-commerce, primary sales agency, secondary brokerage, information and consulting, offline advertising and promotion and real estate investment management services. E-House has received numerous awards for its innovative and high-quality services, including “China’s Best Company” from the National Association of Real Estate Brokerage and Appraisal Companies and “China Enterprises with the Best Potential” from Forbes. For more information about E-House, please visit http://www.ehousechina.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “intend,” “confident,” “is currently reviewing,” “it is possible,” “subject to” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as E-House’s strategic and operational plans, contain forward-looking statements. E-House may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, including Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about E-House’s beliefs and expectations, are forward-looking statements and are subject to change. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this press release. Potential risks and uncertainties include, but are not limited to, a severe or prolonged downturn in the global economy, E-House’s susceptibility to fluctuations in the real estate market of China, government measures aimed at China’s real estate industry, failure of the real estate services industry in China to develop or mature as quickly as expected, diminution of the value of E-House’s brand or image, E-House’s inability to successfully execute its strategy of expanding into new geographical markets in China, E-House’s failure to manage its growth effectively and efficiently, E-House’s failure to successfully execute the business plans for its strategic alliances and other new business initiatives, E-House’s loss of its competitive advantage if it fails to maintain and improve its proprietary CRIC system or to prevent disruptions or failure in the system’s performance, E-House’s failure to compete successfully, fluctuations in E-House’s results of operations and cash flows, E-House’s reliance on a concentrated number of real estate developers, natural disasters or outbreaks of health epidemics and other risks outlined in E-House’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of this press release, and E-House does not undertake any obligation to update any such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement E-House’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), E-House uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to E-House shareholders, (4) net income (loss) attributable to E-House shareholders per basic ADS, and (5) net income (loss) attributable to E-House shareholders per diluted ADS, each of which excludes share-based compensation expense and amortization of intangible assets resulting from business acquisitions. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

E-House believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries, which may not be indicative of E-House’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to E-House’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense, amortization of intangible assets resulting from business acquisitions, goodwill impairment charge and gain/(loss) from the disposal of subsidiaries are recurring expenses that may continue to exist in E-House’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

In China:

Michelle Yuan

Director of Investor Relations

E-House (China) Holdings Limited

Phone: +86 (21) 6133-0754

E-mail: michelleyuan@ehousechina.com

Derek Mitchell

Ogilvy Financial, Beijing

Phone: +86 (10) 8520-3073

E-mail: ej@ogilvy.com

In the United States:

Mr. Justin Knapp

Ogilvy Financial, U.S.

Phone: +1 (616) 551-9714

E-mail: ej@ogilvy.com

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	September 30,
	2012	2013
ASSETS
Current assets
Cash and cash equivalents	210,841	216,019
Restricted cash	2,749	2,366
Marketable securities	3,685	—
Customer deposits, net	92,624	125,915
Accounts receivable, net	304,600	342,953
Properties held for sale	612	15,830
Deferred tax assets, net	41,212	41,701
Prepaid expenses and other current assets	15,964	55,318
Amounts due from related parties	319	963
Total current assets	672,606	801,065
Property and equipment, net	41,410	39,740
Intangible assets, net	175,042	149,127
Investment in affiliates	34,949	44,610
Goodwill	49,401	51,461
Customer deposits, non-current, net	744	793
Other non-current assets	37,810	50,035
Total assets	1,011,962	1,136,831

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7,412	17,472
Accrued payroll and welfare expenses	69,028	67,580
Income tax payable	56,142	59,470
Other tax payable	24,864	31,997
Amounts due to related parties	4,282	3,158
Advance from property buyers	2,803	3,641
Deferred revenue	13,601	21,309
Liability for exclusive rights, current	16,973	20,175
Other current liabilities	27,178	44,781
Total current liabilities	222,283	269,583
Deferred tax liabilities	36,926	37,501
Liability for exclusive rights, non-current	5,919	—
Other non-current liabilities	1,720	1,365
Total liabilities	266,848	308,449
Equity
Ordinary shares ($0.001 par value): 1,000,000,000 and 1,000,000,000 shares authorized, 118,242,281 and 134,946,465 shares issued and outstanding, as of December 31, 2012 and September 30, 2013, respectively	118	135
Additional paid-in capital	841,536	891,827
Subscription receivables	(12)	(275)
Accumulated deficit	(157,835)	(138,348)
Accumulated other comprehensive income	55,118	67,235
Total E-House equity	738,925	820,574
Non-controlling interests	6,189	7,808
Total equity	745,114	828,382
TOTAL LIABILITIES AND EQUITY	1,011,962	1,136,831

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013

Revenues	136,586	195,681	309,858	475,703
Cost of revenues	(55,334)	(69,067)	(142,840)	(190,793)
Selling, general and administrative expenses	(77,734)	(101,098)	(241,551)	(264,607)
Other operating income	2,376	1,446	6,032	2,683
Income (loss) from operations	5,894	26,962	(68,501)	22,986
Interest income	264	661	1,385	1,586
Other expenses, net	(2,243)	(236)	(2,764)	(862)
Income (loss) before taxes and equity in affiliates	3,915	27,387	(69,880)	23,710
Income tax benefit (expense)	(24,137)	(6,539)	4,157	(5,987)
Income (loss) before equity in affiliates	(20,222)	20,848	(65,723)	17,723
Income (loss) from equity in affiliates	159	(205)	109	3,482
Net income (loss)	(20,063)	20,643	(65,614)	21,205
Less: net income (loss) attributable to non-controlling interests	1,521	1,409	(10,324)	1,000
Net income (loss) attributable to E-House shareholders	(21,584)	19,234	(55,290)	20,205

Earnings (loss) per share:
Basic	(0.18)	0.14	(0.54)	0.16
Diluted	(0.18)	0.14	(0.54)	0.15
Shares used in computation:
Basic	117,977,005	133,343,905	102,145,265	128,274,432
Diluted	117,977,005	138,922,900	102,145,265	132,151,974

Note 1	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.1480 on September 30, 2013 and USD1 = RMB6.1691 for the three months ended September 30, 2013

E-HOUSE (CHINA) HOLDINGS LIMITED

UNAUDITED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013

Net income (loss)	(20,063)	20,643	(65,614)	21,205

Other comprehensive income (loss)
Foreign currency translation adjustment	(893)	3,195	(2,745)	12,491

Comprehensive income (loss)	(20,956)	23,838	(68,359)	33,696

Less: Comprehensive income (loss) attributable to non-controlling interests	1,423	1,666	(10,520)	1,374

Comprehensive income (loss) attributable to E-House shareholders	(22,379)	22,172	(57,839)	32,322

E-HOUSE (CHINA) HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

GAAP income (loss) from operations	5,894	26,962	(68,501)	22,986
Share-based compensation expense	9,006	4,250	29,311	14,520
Amortization of intangible assets resulting from business acquisitions	5,737	5,672	17,212	16,946
Non-GAAP income (loss) from operations	20,637	36,884	(21,978)	54,452

GAAP net income (loss)	(20,063)	20,643	(65,614)	21,205
Share-based compensation expense (net of tax)	9,006	4,250	29,311	14,520
Amortization of intangible assets resulting from business acquisitions (net of tax)	4,934	4,254	14,801	12,709
Non-GAAP net income (loss)	(6,123)	29,147	(21,502)	48,434

Net income (loss) attributable to E-House Shareholder	(21,584)	19,234	(55,290)	20,205
Share-based compensation expense (net of tax and non-controlling interests)	9,006	4,250	25,904	14,520
Amortization of intangible assets resulting from business acquisitions (net of tax and non-controlling interests)	4,776	4,166	11,558	12,445
Non-GAAP net income (loss) attributable to E-House shareholders	(7,802)	27,650	(17,828)	47,170

GAAP net income (loss) per ADS — basic	(0.18)	0.14	(0.54)	0.16

GAAP net income (loss) per ADS — diluted	(0.18)	0.14	(0.54)	0.15

Non-GAAP net income (loss) per ADS — basic	(0.07)	0.21	(0.17)	0.37

Non-GAAP net income (loss) per ADS — diluted	(0.07)	0.20	(0.17)	0.36

Shares used in calculating basic GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	117,977,005	133,343,905	102,145,265	128,274,432

Shares used in calculating diluted GAAP / non-GAAP net income (loss) attributable to shareholders per ADS	117,977,005	138,922,900	102,145,265	132,151,974

E-HOUSE (CHINA) HOLDINGS LIMITED

SELECTED OPERATING DATA

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2013	2012	2013

Primary real estate agency service
Total Gross Floor Area (“GFA”) of new properties sold (thousands of square meters)	4,825	4,902	10,569	14,423
Total value of new properties sold (millions of RMB)	40,698	47,178	87,303	132,197
Total value of new properties sold (millions of $)	6,429	7,624	13,812	21,267